Crown Medical Systems, Inc.
6006 N. Mesa, Suite 709
El Paso, Texas 79912

Re: Agreement to License- Exclusive Software License for “MD Paperfree”

Gentlemen:

This letter, when fully executed, is a formal Agreement between Crown Medical Systems, Inc., a Delaware Corporation (“Crown”) and now known as Crown Medical Systems, Inc., a Nevada Corporation (“CMS-NV,”) whereby Crown intends to license sole, absolute and exclusive rights to market, distribute and license ownership and use of the electronic medical record software product developed by Mark & Sonya Jennings (“Jennings”) which will be hereafter referred to as “MD Paperfree.” By separate Letter of Intent, CMS-NV has offered to enter into a Definitive Agreement for the purchase of MD Paperfree from Jennings. The effectiveness of this Agreement is conditioned upon CMS-NV’s negotiation of a Definitive Agreement with Jennings and closing thereunder resulting in CMS-NV’s ownership of MD Paperfree. There are no other conditions to the parties obligations to perform this Agreement.

1. Software License. At closing, CMS-NV will grant and Crown will have sole, absolute and exclusive rights to market, distribute and license ownership and use of MD Paperfree from the date of the Software License is signed and continuing during the term of the Software License which will remain in effect until terminated by actionable default by Crown. Crown will have the sole, absolute and exclusive rights to all future development, enhancements, upgrades or derivative products derived from either Crown or Jennings’ efforts to improve and upgrade MD Paperfree after the date the Software License is signed. Further, Crown will have the sole and exclusive right to integrate MD Paperfree into any or all other software products owned, licensed, developed or marketed by Crown. Pursuant to the terms of the license Jennings agrees to assign to Crown sole, absolute and exclusive rights to use all existing intellectual property rights, proprietary information, copyrights, trademarks including any rights under Rights in Technical Data and Computer Software clause at DFARS 252.227-7013 or the Commercial Computer Software - Restricted Rights at 48 CFR 52.227-19, as applicable relative to MD Paperfree.

2. Use of MD Paperfree. After the license is signed, Crown will have the following additional exclusive rights including the right to:

a.	modify or create any derivative works of MD Paperfree or documentation, including translation or localization;
b.	decompile, disassemble, reverse engineer, or otherwise derive the source code for MD Paperfree;
c.	redistribute, rent, lease, sublicense, use the Products in a timesharing or service bureau arrangement, or otherwise transfer rights to MD Paperfree or its derivatives;
d.	use, remove or alter trademarks, logo, copyright or other proprietary notices, legends, symbols or labels in MD Paperfree;
e.	modify any header files or class libraries in MD Paperfree;
f.	publish results of benchmark tests run on MD Paperfree to any third party; and
g.	use MD Paperfree on any system owned by Crown, it’s licensed contractors or otherwise licensed to end users by Crown.

3. Consideration for grant of license. CMS-NV will be entitled to receive as a royalty and payment for continuation of the Software License from Crown, a monthly amount equal to twelve percent (12%) of the Licensing Fees actually received by Crown from all field or on site stand alone installations of MD Paperfree or its derivatives at any medical facility. The 12% royalty will decrease proportionally as multi-license discounts are implemented to close larger medical facilities. Royalties will be paid in the month following receipt. CMS-NV and Crown agree that CMS-NV will bear it’s proportionate cost of all future development, enhancements, upgrades or derivative products derived from either Crown or Jennings’ efforts to improve and upgrade MD Paperfree after the date the Software License is signed. Accordingly, Crown will be entitled to offset royalties otherwise payable to CMS-NV according to this paragraph against twelve percent (12%) of Crown’s actual costs incurred in its development activities “when, as and if incurred” prior to the payment of royalties due to CMS-NV. Crown agrees to account for licensing fees received and costs incurred according to this paragraph to CMS-NV on a monthly basis as this Agreement continues.

4. Default in performance of Software License. In the event of the default of any of the parties obligations under the Software License, the parties agree to the following penalties (following notice and a thirty (30) day opportunity to cure) as liquidated damages for the parties breach of the Agreement:

a.
Crown. Loss of exclusive rights to MD Paperfree, termination of the Software License. Payment of all royalties accrued or later received on MD Paperfree or its derivatives licensed prior to termination of the Software License.

b.	CMS-NV. Forfeiture of any remaining ownership rights in MD Paperfree.

5. Jurisdiction and Venue. This Agreement will be construed in accordance with the laws of the State of Texas. In the event of any litigation arising out of or in connection with this Agreement the parties hereby agree to the exclusive venue and jurisdiction of the federal courts located in El Paso County, Texas.

6. Authority to act. By signing this Agreement, each party warrants that its act in executing this Agreement has been approved by all appropriate corporate action.

If the terms and conditions of this Agreement are acceptable please sign in the space provided below. This Agreement may be executed in counterparts.

Very truly yours,

William L. Sklar
William L. Sklar
President

ACCEPTED:

CMS-NV Media Publishing, Ltd., A Nevada Corporation

By: _________________	Date: ____________________20__
William L. Sklar
President

Crown Medical Systems, Inc., a Delaware Corporation

By: _________________	Date: ____________________20__
James A. Sterling
Executive Vice President